SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03032574

03 OCT -8 AM 7:21

September 29, 2003

SUPPL

L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-8362

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date September 29, 2003 and entitled "Synex International announces BC Hydro Accepts Tender for Electricity Sales" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Enclosure(s)

L1004.14.SECfiling

dlw 10/8

82 - 8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

September 29, 2003

SYNEX INTERNATIONAL ANNOUNCES BC HYDRO ACCEPTS TENDER FOR ELECTRICITY SALES

Synex International Inc announces that BC Hydro has accepted the tender by its wholly owned subsidiary, Synex Energy Resources Ltd, to supply electricity from the planned Cypress Creek Hydro Project under the 2002/2003 Green Power Generation call for tenders. The Cypress Creek Hydro Project is to be a 3.1 MW facility located near Gold River on Vancouver Island, British Columbia. The scheduled in-service date is September 2006.

BC Hydro also announced the acceptance of the tender of Coast Mountain Power Corp for the Forrest Kerr Project. The Forrest Kerr Project is to be a run-of-river hydroelectric project located on the Iskut River in Northwestern, British Columbia, with an installed capacity of 112 MW. Coast Mountain is a publicly traded company, listed on the TSX Venture Exchange and Synex holds over 8% of the outstanding shares of Coast Mountain.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/